UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in This Report

Set forth in this report are the registrant’s Unaudited Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended March 31, 2024. The earning release attached as Exhibit 99.1 includes additional information regarding the foregoing and is incorporated by reference.

Unregistered Sales of Equity Securities.

On June 4, 2024, the registrant issued 306,123 ordinary shares to Square Gate Capital Master Fund, LLC (the “Investor”), as commitment shares, pursuant to an Equity Purchase Agreement between the registrant and the Investor, dated as of March 15, 2024, as more fully described in the Report of Foreign Private Issuer filed on March 25, 2024.

Exhibits

99.1	Earning Release, dated as of September 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: September 19, 2024

GLOBAVEND HOLDINGS LIMITED

Unaudited Condensed Consolidated Financial Statements

FOR the SIX MONTHS ENDED MARCH 31, 2024

F-1

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND MARCH 31, 2024

(US$, except share data, or otherwise note)

	September 30, 2023	March 31, 2024
	US$	US$
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$554,132	$2,549,766
Accounts receivable, net	1,429,299	726,383
Deposits and prepayment	17,566	1,072,348
Prepayment – related party	169,834	32,721
Deferred costs	1,306,441	300,000
Contract assets	543,838	452,031
Total current assets	$4,021,110	$5,133,249

NON-CURRENT ASSETS
Property, plant, equipment, net	$13,274	$18,043
Right-of-use assets, operating lease	119,881	100,039
Deposits and prepayment	320,513	783,487
Total non-current assets	$453,668	$901,569
TOTAL ASSETS	$4,474,778	$6,034,818

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$2,601,253	$520,615
Accounts payable – related party	-	261,770
Other payables and accrued liabilities	1,096,016	646,197
Taxes payables	155,210	140,756
Operating lease liabilities - current	$39,886	40,723
Total current liabilities	$3,892,365	$1,610,061

Non-current liabilities
Operating lease liabilities – non-current	80,237	59,730
Total non-current liabilities	$80,237	$59,730
TOTAL LIABILITIES	$3,972,602	$1,669,791

Commitments	-

EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,125,000 and 14,625,000 shares issued and outstanding as of September 30, 2023 and March 31, 2024, respectively	13,125	14,625
Subscription receivable	(13,125)	(13,125)
Additional paid-in capital	128,205	3,090,761
Retained earnings	373,971	1,272,766
Total shareholders’ equity	$502,176	$4,365,027

TOTAL LIABILITIES AND EQUITY	$4,474,778	$6,034,818

See accompanying notes to the consolidated financial statements.

F-2

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2024

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2023	2024
	US$ (unaudited)	US$ (unaudited)
Revenue – third parties	$9,400,570	$8,384,790
Revenue	9,400,570	8,384,790

Cost of revenue - third parties	5,297,399	4,007,266
Cost of revenue – related party	3,387,398	2,719,028
Cost of revenue	8,684,797	6,726,294

Gross Profit	715,773	1,658,496

Operating expenses:
General and administrative expenses	272,113	505,105
Total operating expenses	$272,113	$505,105

Income from operations	$443,660	$1,153,391

Other income (expense):
Interest income	745	29,323
Interest expense	(557)	(1,612)
Other income (expense)	73,158	(142,178)
Total other income (expense)	73,346	(114,467)

Income before income taxes	$517,006	$1,038,924
Income taxes provision	66,198	140,129
Net income attributable to Globavend Holdings Limited	$450,808	$898,795

Comprehensive income	$450,808	$898,795

Earnings per share - Basic and diluted	$0.03	$0.06

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	13,125,000	14,295,330

See accompanying notes to the consolidated financial statements.

F-3

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2024

(US$, except share data, or otherwise note)

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2022	13,125,000	$13,125	$(13,125)	$128,205	$770,938	$899,143
Net income for the period	-	-		-	450,808	450,808
Balance as of March 31, 2023 (unaudited)	13,125,000	$13,125	$(13,125)	$128,205	$1,221,746	$1,349,951

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2023	13,125,000	$13,125	$(13,125)	$128,205	$373,971	$502,176
Issuance of ordinary share upon the completion of IPO, net of issuance cost	1,500,000	1,500	-	2,962,556	-	2,964,056
Net income for the period	-	-	-	-	898,795	898,795
Balance as of March 31, 2024 (unaudited)	14,625,000	$14,625	$(13,125)	$3,090,761	$1,272,766	$4,365,027

See accompanying notes to the consolidated financial statements.

F-4

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2024

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2023	2024
	US$ (unaudited)	US$ (unaudited)
Cash flows from operating activities:
Net income	$450,808	$898,795
Non-cash adjustments:
Depreciation of property, plant and equipment	1,603	5,666
Amortization of right-of-use assets	24,872	19,842
Allowance (Reversal) for expected credit loss	21,974	(24,012)
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	281,612	724,706
Prepayments and other current assets	(64,424)	(20,233)
Contract assets	(94,320)	94,029
Increase (Decrease) In:
Accounts payable	412,926	(2,080,638)
Accounts payable – related party	133,604	261,770
Other payables and accrued liabilities	34,538	(102,382)
Tax payables	(23,157)	(14,454)
Lease liabilities	(22,415)	(19,670)
Net cash provided by (used in) operating activities	$1,157,621	$(256,581)

Cash flows used in investing activities:
Payment for purchases of property, plant and equipment	(2,824)	(473,409)
Net cash used in investing activities	$(2,824)	$(473,409)

Cash flows used in financing activities:
Upfront payment for services to bring in external financings	$-	$(897,436)
Proceeds from issuance of common stock, net of issuance costs	-	5,379,500
Payment of offering costs	(110,000)	(1,756,440)
Net cash used in financing activities	$(110,000)	$2,725,624

Net (decrease) increase in cash and cash equivalents	$1,044,797	$1,995,634
Cash and cash equivalents at beginning of year	557,735	554,132
Cash and cash equivalents at end of year	$1,602,532	$2,549,766

Supplemental Disclosure of Cash Flow Information
Interest received	745	29,323
Income tax paid	(89,355)	(154,582)

Non-cash financing activity
Deferred costs within other payables and accrued liabilities	-	300,000

See accompanying notes to the consolidated financial statements.

F-5

GLOBAVEND HOLDINGS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

Globavend Holdings Limited (the “Company”) was incorporated under the laws of the Cayman Islands on May 22, 2023, which is a holding company with operations conducted by the operating subsidiary in Hong Kong.

On May 24, 2023, Globavend Associates Limited (“Globavend BVI”) was incorporated under the laws of the British Virgin Islands. Globavend BVI is a wholly owned subsidiary of the Company, which was incorporated for the purposes of acting as intermediary holding companies of the Company’s operating entity.

Globavend (HK) Limited (“Globavend HK”), was incorporated under laws of Hong Kong and commenced its operations since June 2016. Globavend HK provides integrated cross-border logistics services and air freight forwarding services with business spans Hong Kong, Australia and New Zealand.

(b)	Principal activities

The Company and its subsidiaries engage in provision of integrated cross-border logistics services and air freight forwarding services with networks across Hong Kong, Australia and New Zealand. The Company conduct its operations through its subsidiary in Hong Kong (the “operating subsidiary”).

The operating subsidiary mainly provides air freight forwarding services and integrated cross-border logistics services, which is one-stop logistics services including the provision of supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination.

Generally, the Company’s services are divided into integrated cross-border logistics services and air freight forwarding services.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Globavend Holdings Limited	May, 2023	Cayman Islands	100%	Investment holding company
Wholly-owned subsidiaries
Globavend Associates Limited	May, 2023	British Virgin Islands	100%	Intermediate holding company
Globavend (HK) Limited	June, 2016	Hong Kong	100%	Provision of integrated cross-border logistics services and air freight forwarding services

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization

On May 22, 2023, Globavend Holdings Limited (“Globavend Holdings” or the “Company”) was incorporated in the Cayman Islands having an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value of US$0.001 each, and 13,125,000 ordinary shares were issued to Globavend Investments Limited (“Globavend Investments”), which is wholly owned by Mr. Wai Yiu Yau.

Pursuant to the Company’s reorganization (“Reorganization”) that took place on May 29, 2023, the former shareholder of Globavend HK, namely Mr. Wai Yiu Yau transferred all the shares of, inter alia, Globavend HK to Globavend BVI in consideration of Globavend BVI allotting and issuing 1 share to the Company credited as fully paid.

Following such share swap, Globavend HK became the Company’s indirectly owned subsidiaries through Globavend BVI, whereas Globavend Investments Limited became the controlling shareholders of the Company holding 100% of the issued share capital of the Company respectively.

F-6

The combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the six months ended March 31, 2023 and 2024, the results of these subsidiaries are included in the financial statements for both periods. After the Restructuring (“Reorganization”), the Company has 13,125,000 ordinary shares issued and outstanding.

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received total gross proceeds of US$5.3 million from the issuance of 1,500,000 new ordinary shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

As of March 31, 2024, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 14,625,000.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company and its wholly owned subsidiaries (Collectively, the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP) for interim financial reporting. These unaudited condensed consolidated financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2022 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended September 30, 2022 and 2023. The results of operations for the six-month periods ended March 31, 2023 and 2024 are not necessarily indicative of the results for the full years.

The financial information as of September 30, 2023 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended September 30, 2023.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Judgments, estimates and underlying assumptions are evaluated on an ongoing basis by management and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances and such changes are reflected in the assumptions when they occur.

Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses. Actual results could differ from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

●	Assessing relevant historical and forward-looking quantitative and qualitative information;

●	Choosing appropriate models and assumptions for the measurement of expected credit loss.

The Company reviews its accounts receivable and contract assets on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The loss-rate method is used to estimate the expected credit loss for accounts receivable and contract assets. The loss-rates are estimated based on the age of the balances of accounts receivable, historical experience, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit loss is sensitive to changes in circumstances and forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. As of September 30, 2023 and March 31, 2024, balance of allowance for expected credit loss was $50,935 and $26,924, respectively.

F-7

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Following the Outbreak of COVID-19 (the “Outbreak”), a series of precautionary and control measures have been and will continue to be implemented in Hong Kong. The directors of the Company will keep continuous attention on monitoring the development of the Outbreak. Based on the currently available information, the directors of the Company consider that the Outbreak would not have a material financial impact on the Company’s overall operation and sales performance.

As an infectious disease, the Outbreak was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong, there was no significant impact on the Company’s business in 2023 and for the six months ended March 31, 2024.

Concentration risk

The risk is mitigated by the Company’s assessment of the level of concentration on its major customers and its ongoing monitoring of outstanding balances.

Concentration of major customers and suppliers:

	For the six months ended March 31,
	2023		2024
Major customers representing more than 10% of the Company’s revenues
Customer A	$2,099,354	22.3%	$1,864,655	22.2%
Customer B	1,797,766	19.1%	1,434,490	17.1%
Customer C	1,252,095	13.3%	1,242,771	14.8%
Total Revenues	$5,149,215	54.7%	$4,541,916	54.2%

	As of
	September 30, 2023		March 31, 2024
Major customers of the Company’s accounts receivable, net
Company A	$437,898	29.8%	$259,406	34.9%
Company B	-	-	143,392	19.3%
Company C	459,954	31.3%	617	0.1%
Total	$897,852	61.1%	$403,415	54.3%

	For the six months ended March 31,
	2023		2024
Major suppliers representing more than 10% of the Company’s cost of revenue
Panaicia Pty Ltd (note)	$3,004,054	34.6%	$2,414,279	35.9%
Supplier A	1,725,911	19.9%	1,047,585	15.6%
Supplier B	1,194,857	13.8%	804,452	12.0%
Supplier C	1,127,423	13.0%	-	-
Total Cost of Revenue	$7,052,245	81.3%	$4,266,316	63.5%

F-8

	As of
	September 30, 2023		March 31, 2024
Major suppliers of the Company’s accounts payables, net
Panaicia Pty Ltd (note)	$-	-	$261,770	33.5%
Supplier A	2,301,224	88.5%	240,468	30.7%
Supplier B	54,188	2.1%	-	-
Supplier C	108,743	4.1%	19,089	2.4%
Total	$2,464,155	94.7%	$521,327	66.6%

Note: Panaicia Pty Ltd is a related party of the Company, in which its sole director and sole shareholder is one of the shareholders of the Company, Mr. Wai Yiu Yau.

Foreign Currency Translation

The Company uses United State Dollar (“US$”) as its reporting currency. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operation and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for six months ended March 31, 2023 and 2024.

	For the six months ended March 31,
	2023	2024
Year end HKD: US$ exchange rate	7.8000	7.8000
Year average HKD: US$ exchange rate	7.8000	7.8000

Credit Risk

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, deposits and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2023 and March 31, 2024, the cash balances of $554,132 and $2,549,766, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

The Company believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

F-9

Foreign Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, deposit, accounts payable, other payables, lease liabilities and accrued liabilities and tax payable.

The carrying value of cash and cash equivalents, accounts receivable, deposit, accounts payable, other payables and accrued liabilities and tax payable approximate fair value because of the short-term nature of these items. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD500,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivables are carried at the original invoiced amount less an estimated allowance for expected credit losses based on the probability of future collection. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 7 to 90 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statements of operations and comprehensive income within operating expenses. The Company used loss-rate methods to estimate allowance for credit loss. For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. Balance of allowance for expected credit loss for accounts receivables was $38,534 and $16,745 as of September 30, 2023 and March 31, 2024, respectively.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

F-10

Contract Assets and Contract Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted within 90 days based on the short-term nature of the transactions.

Contract assets were $543,838 and $ 452,031 as of September 30, 2023 and March 31, 2024, respectively. Balance of allowance for expected credit loss for contract assets was $12,401 and $10,179 as of September 30, 2023 and March 31, 2024, respectively.

Contract liabilities are recognized when the Company receives prepayments from customers resulting from in-transit logistics. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were nil as of September 30, 2023 and March 31, 2024.

Deferred costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the offering of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. As of September 30, 2023 and March 31, 2024, deferred costs were $1,306,441 and $300,000, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Motor vehicles	3.3 years
Fixtures, furniture and equipment	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended March 31, 2023 and 2024.

Lease

The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset. For operating leases with a term of one year or less, we have elected not to recognize a lease liability or ROU asset on our consolidated balance sheets. Instead, we recognize the lease payments as expenses on a straight-line basis over the lease term.

Operating leases

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term, operating leases are recognized as right-of-use assets (“ROU”) and lease liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses.

F-11

Revenue Recognition

The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

The Company’s revenues are primarily from the provision of (i) integrated cross-border logistics services, which including supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination, and (ii) air freight forwarding services.

Integrated cross-border logistics services

In general, each logistics order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due 7 to 90 days from the date of invoice. The Company’s logistics services provide for the arrangement of the movement of shipments to a customer’s destination. The logistics services, including certain ancillary services, such as loading/unloading and customs clearance, that are provided to the customer represent a single performance obligation as these promises aren’t distinct in the context of the contract. This performance obligation is satisfied over time and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The Company determines the period to recognize revenue in transit based upon the departure date and the delivery date, which may be estimated if delivery has not occurred as of the reporting date. Determination of the transit period and the percentage of completion of the transportation as of the reporting date requires management to make judgments that affect the timing of revenue recognition. The Company has determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to its customers as it depicts the pattern of the Company’s performance under the contracts with its customers.

Air freight forwarding services

The Company also provides air freight forwarding services by purchasing transportation services from direct carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation. The Company recognizes revenue from this performance obligation at a point in time, which is the completion of the services.

The Company uses independent contractors and third-party carriers in the performance of its logistics and air freight forwarding services. The Company evaluates who controls the logistics and air freight forwarding services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its logistics and air freight forwarding services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the logistics and air freight forwarding process, and assuming the risk of loss for delivery and collection. Such logistics and air freight forwarding services revenue is presented on a gross basis in the consolidated statements of operations and comprehensive income.

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the six months ended March 31, 2023 and 2024, respectively, are as follow:

	For the six months ended March 31,
	2023	2024
Integrated cross-border logistics services	$8,923,224	$7,659,537
Air freight forwarding services	477,346	725,253
Total	$9,400,570	$8,384,790

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines or other freight forwarders and ancillary logistics services fee including costs of custom handling services, last mile carriage, labor costs and warehouse packaging.

General and Administrative Expenses

General and administrative expenses include salaries and employee benefits, depreciation for fixture, furniture and office equipment and ROU assets, staff salaries, travel and entertainment, audit fees, bank charges, credit loss expense and other office expenses.

F-12

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of September 30, 2023 and March 31, 2024, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of September 30, 2023 and March 31, 2024, there were no dilution impact.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

As of September 30, 2023 and March 31, 2024, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000 and HK$1,040,000, respectively, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. There was no outstanding principal or pledged bank deposit as at September 30, 2023 and March 31, 2024.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the director, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance.

Government Grant

For the six months ended March 31, 2023 and 2024, government grants in the amounts of $1,859 and nil were recognized as other income in the consolidated statements of operation and comprehensive income, respectively.

F-13

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of
	September 30, 2023	March 31, 2024
Accounts receivable	$1,467,833	743,128
Less: allowance for expected credit loss	(38,534)	(16,745)
Total	$1,429,299	726,383

The movement of allowances for credit loss is as follow:

	As of
	September 30, 2023	March 31, 2024
Balance at beginning of the year	$(5,068)	$(38,534)
Reversal (addition)	(33,466)	21,789
Total	$(38,534)	$(16,745)

NOTE 4 – DEPOSITS AND PREPAYMENT

Deposits and prepayment are summarized as follow:

	As of
	September 30, 2023	March 31, 2024
Prepaid insurance costs	$10,899	$4,366
Prepaid costs for proposed financing transactions	-	932,469
Prepaid air freight charges	-	128,205
Total prepayment	10,899	1,065,040
Rental and other deposits	6,667	7,308
Total deposits and prepayment – current	$17,566	1,072,348

	As of
	September 30, 2023	March 31, 2024
Prepaid system development costs	$-	$100,000
Prepaid equipment costs	-	362,974
Total prepayment	-	462,974
Rental and other deposits	320,513	320,513
Total deposits and prepayment – non-current	$320,513	783,487

F-14

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2023 and March 31, 2024, property, plant and equipment, net consisted of the following:

	As of
	September 30, 2023	March 31, 2024
Fixture, Furniture and Equipment	$20,662	$31,097
Total property plant and equipment, at cost	20,662	31,097
Less: accumulated depreciation	(7,388)	(13,054)
Total property, plant and equipment, net	$13,274	$18,043

Depreciation expenses for the six months ended March 31, 2023 and 2024 were $1,603 and $5,666, respectively.

NOTE 6 – OPERATING LEASES

The Company has various operating leases for office space and warehouse with lease terms of two years. The Company adopted Leases (Topic 842), using the modified-retrospective approach. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 because payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

As of September 30, 2023 and March 31, 2024, operating lease consist of the following:

	As of
	September 30, 2023	March 31, 2024
Right-of-use assets, costs	$268,140	$123,162
Accumulated amortization	(117,664)	(23,123)
Disposal due to early termination	(30,595)	-
Right-of-use assets, net	$119,881	$100,039

As of September 30, 2023 and March 31, 2024, operating lease liabilities consist of the following:

	As of
	September 30, 2023	March 31, 2024
Operating lease liabilities - current portion	$39,886	$40,723
Operating lease liabilities - non-current portion	80,237	59,730
Total	$120,123	$100,453

Leases with an initial term of 12 months or less are short-term leases and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

During the six months ended March 31, 2023 and 2024, the Company incurred total operating lease expenses of $24,872 and $19,842, respectively.

Other lease information is as follows:

	For the six months ended March 31,
	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$24,872	$19,842
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$-
Weighted-average remaining lease term - operating leases	0.4 years	2.4 years
Weighted-average discount rate - operating leases	2.875%	3.375%

F-15

The following is a schedule of future minimum payments under operating leases as of September 30, 2023:

As of September 30, 2023
2024	$42,821
2025	43,076
2026	39,487
Total lease payments	$125,384
Less: imputed interest	(5,261)
Total operating lease liabilities, net of interest	$120,123

The following is a schedule of future minimum payments under operating leases as of March 31, 2024:

As of March 31, 2024
2025	$43,076
2026	43,077
2027	17,950
Total lease payments	$104,103
Less: imputed interest	(3,650)
Total operating lease liabilities, net of interest	$100,453

NOTE 7 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of
	September 30, 2023	March 31, 2024
Accrued staff salaries	$133,799	$91,591
Accrued administrative expenses	191,603	130,568
Accrued offering costs	762,821	415,385
Other payables	7,793	8,653
Total	$1,096,016	$646,197

NOTE 8 – SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Wai Yiu Yau, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. For the six months ended March 31, 2023 and 2024, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. The single segment represents the Company’s core business of providing (i) integrated cross-border logistics services; and (ii) air freight forwarding services.

Information for the Company’s breakdown of integrated cross-border logistics revenue destination for the six months ended March 31, 2023 and 2024 are as follows:

	For the six months ended March 31,
	2023		2024
Australia	$7,901,347	89.1%	$6,586,518	86.0%
New Zealand	1,021,877	10.9%	1,073,019	14.0%
Total integrated cross-border logistics revenue	$8,923,224	100.0%	$7,659,537	100.0%

NOTE 9 – OTHER INCOME

	For the six months ended March 31,
	2023	2024
Foreign exchange gains/(loss)	71,299	(142,194)
Miscellaneous income	1,859	16
Total	$73,158	$(142,178)

F-16

NOTE 10 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-own subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended March 31, 2023 and 2024, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$6,000 (US$769), and HK$3,000 (US$385), respectively.

For the six months ended March 31, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended March 31,
	2023	2024
Hong Kong profit tax:
- Current year	$66,967	$140,514
- Tax Concession	(769)	(385)
Income tax expenses	$66,198	$140,129

The effective tax rates on income before income taxes for the six months ended March 31, 2023 and 2024 was 12.8% and 13.49%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting period end date.

Reconciliation between the income tax expenses computed by applying the BVI statutory tax rate to income before income taxes and actual provision were as follows:

	For the six months ended March 31,
	2023	2024
	US$	US$
Income before income tax	$517,006	$1,038,924
Tax expenses at the BVI statutory income tax rate	-	-

Tax effect of rate differences in various jurisdictions	85,306	171,422
Tax effect of non-taxable income	(430)	(4,838)
Tax effect of deductible temporary difference	(381)	(4,917)
Tax effect of non-deductible expenditure	3,626	-
Tax concession	(769)	(385)
Additional tax reduction related to two-tiered profits tax regime	(21,154)	(21,154)

Income tax expense	66,198	140,129

NOTE 11 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
FC Output Limited	One of the directors and shareholders is one of the shareholders Mr. Wai Yiu Yau.
Mr. Chun Lin Yau	Father of one of the shareholders, Mr. Wai Yiu Yau
Ms. Lai Ching Ng	Mother of one of the shareholders, Mr. Wai Yiu Yau

(b) Summary of Balances with Related Parties:

Accounts payable – related party:	Note	As of
		September 30, 2023	March 31, 2024
Panaicia Pty Ltd	(1)	$-	261,770
Total		$-	261,770

Note:

1	Accounts payable – related party are trade in nature, unsecured and non-interest bearing.

F-17

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for six months ended March 31, 2023 and 2024 are listed below:

Freight charges charged by related parties:	For the six months ended March 31,
	2023	2024
Panaicia Pty Ltd	$3,004,054	$2,414,279
Prezario UNO Pty Ltd	383,344	304,749
Total	$3,387,398	$2,719,028

Salaries paid to related parties:	For the six months ended March 31,
	2023	2024
Mr. Wai Yiu Yau	$55,000	$5,000
Ms. San Man Leng	-	5,637
Mr. Ho Chuen Shin	-	5,637
Mr. Fan Cheung	-	5,637
Total	$55,000	$21,911

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines.

We have confirmed that as of September 30, 2023 and March 31, 2024 and as at the date of the report, no enforcement of bank guarantees was made by our suppliers against us. The Company’s management is of the opinion that there are no contingencies to account for.

Commitments

As at September 30, 2023 and March 31, 2024, save as disclosed in note 6 in the consolidated financial statements, the Company did not have any significant capital and other commitments.

NOTE 13 – ORDINARY SHARES AND STRUCTURE SECTION

Globavend Holdings Limited was incorporated under the laws of the Cayman Islands on May 22, 2023. As of September 30, 2023, the Company was authorized to issue up to 50,000,000 ordinary shares and 13,125,000 ordinary shares were issued and outstanding at par value of $0.001 per share.

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received aggregate gross proceeds of $6,000,000, prior to deducting underwriting discounts and other offering expenses and received proceeds of $5,379,500 after deducting underwriting discounts and other offering expenses of $620,500. The proceeds of $5,379,500 was recorded in additional paid in capital with total offering cost of 2,415,444 against additional paid in capital.

As of March 31, 2024, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 14,625,000.

NOTE 14 – SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2024, up through September 19, 2024, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

F-18